SUB-ITEM 77E:  LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

Since February 2004, Federated and related entities (collectively, "Federated") have been named as defendants in several lawsuits, that were consolidated into a single action in the United States District Court for the Western District of Pennsylvania, alleging excessive advisory fees involving one of the Federated-sponsored mutual funds. Without admitting the validity of any claim, Federated reached a final settlement with the Plaintiffs in these cases in April 2011.